 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215
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JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.   Financial Statements and Supplemental Schedule

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Signatures

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:
23.  Consent of PricewaterhouseCoopers LLP, dated June 26, 2023

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

Date: June 26, 2023	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2022 AND 2021

Johnson & Johnson Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Johnson & Johnson Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Johnson & Johnson Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2023

We have served as the Plan’s auditor since 1991.

Johnson & Johnson Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2022	2021
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$511,138,919	$582,857,175
Total investments	511,138,919	582,857,175
Receivables
Employee contributions	198,558	189,452
Employer contributions	58,006	54,375
Notes receivable from participants	4,713	10,158
Total receivables	261,277	253,985
Other assets	19,012	4,272
Total assets	511,419,208	583,115,432
Net assets available for benefits	$511,419,208	$583,115,432
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
Additions to net assets attributed to	2022
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$(46,080,752)
Contributions
Employee contributions	24,564,483
Employer contributions	7,469,319
Total additions	(14,046,950)
Deductions from net assets attributed to
Benefits paid to participants	56,588,084
Administrative expenses	1,061,190
Total deductions	57,649,274
Net decrease	(71,696,224)
Net assets available for benefits
Beginning of year	583,115,432
End of year	$511,419,208
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

1.    Description of the Plan
General
The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (the “Plan Administrator” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). Recordkeeping services are provided by Alight Solutions. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
State Street Bank and Trust Company (“State Street” or "Custodian") serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust. Banco Popular de Puerto Rico serves as Trustee of the Plan. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson.
This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.
Contributions
In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately. There is no service requirement for employee contributions.

If a participant does not take action to enroll or declines enrollment in the Plan within their first 30 days of employment, they will be automatically enrolled for pre-tax employee contributions equal to 3% of their eligible pay and these contributions will be invested in the Plan's default investment option. Prior to September 30, 2019, the Plan's default investment option was the Balanced Fund. Effective September 30, 2019, the Plan's default investment option is the Target Retirement Fund that aligns with, or is closest to, the year in which the participant will turn age 62.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 25% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary.  Annual pre-tax contributions may not individually exceed $15,000 in 2022 under Puerto Rico law.
Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Puerto Rico Internal Revenue Code of 2011 (the "PR Code") limitation up to $1,500 in 2022. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
After one year of service, participants receive a Company matching contribution equal to 75% of the first 6% of his/her pretax contributions. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
Investments
Participants may invest in one or more of the various investment funds offered by the Plan.  Each of the Plan's funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.
Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Common Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Common Stock Fund. For all other funds, State Street reinvests all dividend and interest income.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

Effective September 1, 2020, participants are not permitted to (1) direct more than 20% of any contribution made to the Plan to the Johnson & Johnson Common Stock Fund or (2) transfer or reallocate amounts into the Johnson & Johnson Common Stock Fund if, immediately after such transfer or reallocation, the aggregate value of their investments in the Johnson & Johnson Common Stock Fund would exceed 20% of their aggregate Plan Balance. This limitation does not (a) affect investments resulting from transfers before September 1, 2020 or (b) restrict percentages in excess of 20% that result from investment performance or reinvestment of dividends.
Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Payment of Benefits
Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Common Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis over a period of years selected by the participant.
A participant’s account may be distributed to his/her beneficiaries in lump sum or in installments upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").
In September 2022, the Puerto Rico Treasury Department (the "PR Treasury") approved special tax provisions for Puerto Rico residents to withdraw funds from qualified plans between October 6, 2022 through December 31, 2022 to cover losses/expenses incurred by a participant or their beneficiary due to Hurricane Fiona. No suspension or restriction of contributions will be incurred. In November 2022, the Plan implemented the withdrawal of funds for this purpose. The Plan offered impacted active employees the opportunity to take a distribution from the Plan in an amount up to the greater of (i) $10,000 (capped at total account balance) or (ii) 50% of their account balance not to exceed $100,000. Impacted inactive participants who took a lump sum distribution of their total account balance were also eligible to qualify for the treatment provided under the PR Treasury guidance.
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Notes Receivable from Participants
Participants are not permitted to take loans from the Plan. However, due to an acquisition, there are existing loans which must be allowed to continue once rolled into the Johnson & Johnson Retirement Savings Plan. The collateralized balances in the participant’s accounts have interest rates that range from 3.25% to 4.25%.  Principal and interest is paid ratably through payroll deductions for active employees.  Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported as a distribution.
Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies
    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investments are determined on the average cost method.  Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss based upon the total of each participant's share of the Trust.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.

The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counterparty. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, the present value of expected cash flows, and frequency of which they compound and pay. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, the present value of expected cash flows, and the frequency of which they compound and pay including a weighted default calculation. Options are fair valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency, where such inputs and models are available. Alternatively, the values may be obtained through unobservable management determined inputs and/or management’s proprietary models. Where

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

models are used, the selection of a particular model to value an option depends upon the contractual terms of, and specific risks inherent in, the option as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, measures of volatility and correlations of such inputs.

The Trust may also enter into total return swap contracts, which are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement. Total return swaps are valued daily using underlying index levels for fixed and financing legs. The Trust determines the fair value of total return swaps based on published index prices. The total market value is the sum of the market value of both the fixed and the float legs. The market value of the fixed leg is determined by the change in price of the asset times the units. The market value of the float leg is determined by the accrued financing given the reset frequency and financing index. The Mark-to-Market (MTM) / swap value is collateralized daily.

A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on major exchanges and are marked to market daily, thus minimizing counterparty risk. The Trust enters into futures contracts mainly to manage the duration and refine the curve positioning of the fixed income portfolios, thus, allowing the investment managers to achieve the overall investment portfolios' objectives. These contracts are traded on the exchange and the fair value is the daily mark to market, which is a function of price movements for the contract relative to the level it was originally entered into.
There have been no changes in the methodologies used at December 31, 2022 and 2021.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3.    Johnson & Johnson Pension and Savings Plans Master Trust
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

The following table presents the net assets of the Master Trust and the Plan's interest in the net assets of the Master Trust as of December 31, 2022 and 2021.

			Retirement Savings
	Master Trust		Plan's Interest in Master Trust

	2022	2021	2022	2021

ASSETS
Investments, at fair value
Short-term investment funds	$729,119,676	$1,389,861,183	$21,044,463	$16,496,018
Government and agency securities	4,337,995,080	4,603,175,965	11,487,995	12,192,686
Debt Securities	4,121,178,465	4,102,056,257	9,246,080	11,847,572
Equity Securities	17,609,105,684	24,083,032,474	290,892,415	344,985,605
Exchange Traded Funds	—	9,565,350	—	—
Common collective trusts	10,973,891,822	14,811,487,642	118,184,898	145,526,498
Partnership/joint venture interests	2,390,535,565	1,968,982,495	1,738,243	2,216,969
Other assets and liabilities, net	11,232,247	—	(11,865)	—
Total Investments at Fair Value	$40,173,058,539	$50,968,161,366	$452,582,229	$533,265,348

Other assets
Guaranteed and synthetic investment
contracts at contract value	$2,272,460,977	$2,240,845,017	$59,735,857	$50,790,027
Receivable for investments sold	381,661,208	104,991,312	2,933,535	1,190,155
Interest receivables	69,755,915	45,563,518	154,238	479,275
Dividend receivables	11,087,297	14,623,451	93,136	165,768
Other receivables	13,365,303	8,263,756	110,258	93,676
Total Other Assets	$2,748,330,700	$2,414,287,054	$63,027,024	$52,718,901

Total Master Trust assets	$42,921,389,239	$53,382,448,420	$515,609,253	$585,984,249

LIABILITIES
Payables for investments purchased	$(362,644,335)	$(259,981,986)	$(4,242,011)	$(2,947,091)
All other payables	(29,651,175)	(15,877,554)	(228,323)	(179,983)
Total Liabilities	$(392,295,510)	$(275,859,540)	$(4,470,334)	$(3,127,074)

Net Master Trust assets	$42,529,093,729	$53,106,588,880	$511,138,919	$582,857,175

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2022

2022
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$(10,027,360,553)
Interest	400,217,784
Dividends	387,882,081
Total net investment income (loss)	(9,239,260,688)

Contributions received, benefits paid and other, net	(1,338,234,463)

Increase (decrease) in net assets	(10,577,495,151)
Net assets
Beginning of year	53,106,588,880
End of year	$42,529,093,729

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

a.     Fair Value Measurements
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - Quoted prices in active markets for identical assets and liabilities.
•Level 2 - Significant other observable inputs.
•Level 3 - Significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - The assets are comprised of cash and quoted short-term instruments which are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2. If NAV is quoted in an active market, the investment would be classified as level 1. Short term investment funds include reverse repurchase agreements in the amounts of $(556,307,356) and $0 in 2022 and 2021, respectively.
•Government and agency securities - The assets are comprised of government and agency securities and U.S. Treasury bills and notes of varying maturities. These are all considered Level 2 fair values which are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Debt instruments - The assets are comprised of corporate debt and commercial loans and mortgages. Fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
•Equity securities - U.S. and International equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.
•Exchange Traded Funds (ETF) - ETFs are valued at the closing price reported on the major market on which the ETF is traded. ETFs are classified as Level 1 of the valuation hierarchy.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

•Other assets and liabilities, net - Derivatives are included in this category. In general, derivatives that are exchange listed and actively traded are classified as Level 1, while derivatives that are not exchange listed but still actively traded in observable markets are classified as Level 2.
•Common Collective Trusts (CCT's) - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCT's are included in Investments measured at Net Asset Value. A majority of the CCT's are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity with no prior notice for participant transactions, and 2-day prior notice for Plan Sponsor transactions for the various Plan investment options. Participant directed purchases and sales are transacted at the NAV.  At December 31, 2022 and 2021, approximately 73% and 77%, respectively, of the CCT's are invested in passive strategies that mimic the indices, and 27% and 23%, respectively, in active strategies.  Additionally, at December 31, 2022 and 2021, 65% and 65%, respectively, of the active and passive CCT's are invested in U.S. equities, 22% and 23%, respectively, are invested in global equities and emerging markets, and the remaining 13% and 12%, respectively, are invested in fixed income.  There are no unfunded commitments for any of the CCT's that the Trust invests in.
•Limited Partnerships ("LP") - The Trust invests in LP investments including a Hedge Fund, Emerging Market Long-Only Equity Funds and Private Market Funds. As of December 31, 2022 and 2021, approximately 7% and 16%, respectively, of these investments are invested in a hedge fund, 10% and 22%, respectively, in Emerging Market Long-Only Equity Funds and 83% and 62%, respectively, in Private Market Funds.
The Trust's private market program has invested as a limited partner in a well-diversified portfolio of funds managed by general partners. The program is being managed to ensure adequate diversification by general partner, strategy type (private equity, real assets, and private credit), and geographic region. As of December 31, 2022 and 2021, approximately 56% and 58%, respectively, of these investments are invested in private equity, 16% and 15%, respectively, in real assets, and 28% and 27%, respectively, in private credit. The Trust has entered into a number of private markets agreements that commit the Trust, upon request, to make additional investment purchases up to predetermined amounts. As of December 31, 2022, and 2021, the Trust had aggregate unfunded commitments of $1,890,610,012 and $1,547,368,813 respectively. These commitments are expected to be satisfied with distributions from existing funds, reinvestment of proceeds and/or periodic rebalancing of existing investments. The LP investments have target maturity dates ranging from 2023 to at least 2034 with the possibility of 2 to 4 years of extensions in accordance with the respective LP's governing documents. Distributions to the Trust from LP investments are generally driven by portfolio company liquidation in the public and private markets or other events. Otherwise, the LP investments are not redeemable. The fair value of the Trust's LP investments has been determined using NAV provided by the respective general partners as a practical expedient. The NAV is the pro-rata share of the Trust's position based on the value of the underlying assets owned by the LP, minus its liabilities.
2022 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Investments measured at Net	Total Assets
December 31, 2022	(Level 1)	(Level 2)	Asset Value
Short-term investment funds	$—	$729,119,676	$—	$729,119,676
Government and agency securities	—	4,337,995,080	—	4,337,995,080
Debt instruments	—	4,121,178,465	—	4,121,178,465
Equity Securities	17,606,081,514	3,024,170	—	17,609,105,684
Exchange Traded Funds	—	—	—	—
Common collective trusts	—	—	10,973,891,822	10,973,891,822
Partnership/joint venture interests	—	—	2,390,535,565	2,390,535,565
Other assets and liabilities, net	(8,603,342)	19,835,589	—	11,232,247
Trust investments at fair value	$17,597,478,172	$9,211,152,980	$13,364,427,387	$40,173,058,539

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

2021 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Investments measured at Net		Total Assets
December 31, 2021	(Level 1)	(Level 2)	Asset Value
Short-term investment funds	$7,666,727	$1,382,194,456	$—		$1,389,861,183
Government and agency securities	—	4,603,175,965	—		4,603,175,965
Debt instruments	—	4,102,056,257	—		4,102,056,257
Equity securities	24,080,008,304	3,024,170	—		24,083,032,474
Exchange Traded Funds	9,565,350	—	—		9,565,350
Common Collective Trusts	—	—	14,811,487,642	14,811,487,642	14,811,487,642
Partnership/joint venture interests	—	—	1,968,982,495	1,968,982,495	1,968,982,495
Trust investments at fair value	$24,097,240,381	$10,090,450,848	$16,780,470,137	16,780,470,137	$50,968,161,366

b.    Synthetic Investment Contracts
The Trust holds investments in synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is Aa3.  These investments are recorded at their book values. The synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. The synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The synthetic GICs provide a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets with overall Aa2/AA credit quality, underlying the synthetic GICs primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GICs was $2,272,460,977 and $2,240,845,017 at December 31, 2022 and December 31, 2021, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC (synthetic or traditional) at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
c.     Derivatives
Presented in the following table is the fair value of derivatives within the Trust as of December 31, 2022 and 2021. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

	2022		2021
	Asset	Liability	Asset	Liability
Fair Value of Derivatives
Forward Foreign Exchange Contracts	$2,193,188	$594,828	$438,417	$2,403,478
Futures	—	556,505	88,202	—
Interest Rate Swaps	5,526,107	—	1,506,889	—
Credit Default Swaps	—	3,460,749	748,928	—
Options	26,434	—	38,655	—
Total Return Swaps	—	4,132,124	12,366,796	—
Total	$7,745,729	$8,744,206	$15,187,887	$2,403,478

The following table provides information on the investment gains/(losses) on derivatives within the Trust for the year ended December 31, 2022. These amounts are included in the Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits.

	2022
	Realized (Loss)/Gain	Unrealized (Loss)/Gain	Total Investment (Loss)/Gain
Forward Foreign Exchange Contracts	$4,411,391	$3,563,421	$7,974,812
Futures	(82,740,059)	(644,707)	(83,384,766)
Interest Rate Swaps	4,803,489	4,019,218	8,822,707
Credit Default Swaps	(3,354,056)	(4,209,677)	(7,563,733)
Options	1,500	(12,221)	(10,721)
Total Return Swaps	(87,493,572)	(16,498,920)	(103,992,492)
Total	$(164,371,307)	$(13,782,886)	$(178,154,193)

The following table provides information on collateral pledged by and owed to the Trust as of December 31, 2022 and 2021.

	2022	2021
	Pledged/ (Owed)	Pledged/ (Owed)
	Cash	Cash
Forward Foreign Exchange Contracts	$(1,105,000)	$2,658,000
Futures	2,301,000	1,206,000
Swaps	(5,581,000)	(6,083,000)

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

The following table provides the average notional value of derivatives held by the Trust as of December 31, 2022 and 2021.

	Average Notional Value
	2022	2021
Purchased Forward Foreign Exchange Contracts	$26,447,886	$12,028,311
Sold Forward Foreign Exchange Contracts	102,716,129	94,994,204
Purchased Futures Contracts	669,180,964	355,608,079
Sold Futures Contracts	(12,706,055)	23,380,775
Written Options Contracts	48,467,500	23,548,000
Interest Rate Swaps	372,849,603	341,985,970
Written Credit Default Swaps	214,760,203	196,338,893
Total Return Swaps	490,352,504	257,780,226
For the written credit default swaps, the recourse provisions are determined either by the International Swaps and Derivatives Association ("ISDA") agreements or the exchange. Where the Trust is a seller of credit default swaps and if a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2022, the maximum payout for outstanding credit default swaps aggregated to $255,390,047 with terms as follows:

	December 31, 2022
Number of Contracts	Maturity	Total Value
3	1 Year	$1,200,000
2	2 Years	500,000
4	3 Years	5,600,000
13	4 Years	125,800,000
5	5 Years	64,290,047
2	9 Years	9,200,000
1	10 Years	18,800,000

    At December 31, 2021, the maximum payout for outstanding credit default swaps aggregated to $255,751,000 with terms as follows:

	December 31, 2021
Number of Contracts	Maturity	Total Value
4	Less than 1 Year	$8,000,000
5	1 Year	1,800,000
8	2 Years	5,100,000
7	3 Years	12,651,000
7	4 Years	9,700,000
8	5 Years	96,200,000
2	9 Years	13,400,000
1	10 Years	108,900,000

4.    Notes Receivable from Participants
The Plan had participant loans outstanding at December 31, 2022 and December 31, 2021 of $4,713 and $10,158, respectively.  The net decrease of $5,445 for 2022 represents loan retirements and payments. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

5.     Tax Status
The Plan received a favorable determination letter from the PR Treasury under the PR Code dated June 21, 2018. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan's Master Trust is intended to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Code") and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the PR Code, as appropriate.  The Plan Administrator has concluded that as of December 31, 2022 and December 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.    Related Party Transactions
Certain Plan investments, such as shares of CCT's managed by State Street Global Advisors, a division of State Street and shares of State Street common stock and bonds, qualify as party-in interest transactions as State Street is the custodian as defined by the Plan. As of December 31, 2022 and December 31, 2021, the total market value of investments in these interests allocated to the Plan and managed by State Street was $138,788,512 and $149,742,678, respectively.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2022 and December 31, 2021, the fair value of investments in Johnson & Johnson Common Stock was $188,621,041 and $202,318,844, respectively. During the year ended December 31, 2022, the Plan made purchases of $2,487,257 and sales of $22,309,668 of the Company’s common stock. The total dividend income received during 2022 was $5,032,903. The total realized and unrealized gains during 2022 were $10,246,498 and $88,565,263, respectively.
7.    Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$511,419,208	$583,115,432
Amounts allocated to withdrawing participants	(502,125)	(397,450)
Net assets available for benefits per the Form 5500	$510,917,083	$582,717,982
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2022
Net decrease in net assets available for benefits per the financial statements	$(71,696,224)
Less: Amounts allocated to withdrawing participants at December 31, 2022 (not yet paid)	(502,125)
Add: amounts allocated to withdrawing participants at December 31, 2021	397,450
Net decrease in net assets available for benefits per the Form 5500	$(71,800,899)

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements

8.    Subsequent Events

In November 2021, the Company announced its intention to separate the Company's Consumer Health business, (Kenvue as the name for the planned New Consumer Health Company) with the intent to create a new, publicly traded company by the end of the fiscal year 2023.

On January 4, 2023, all accounts for Active Members who were actively employed by Kenvue on December 31, 2022 were transferred from the Johnson & Johnson Retirement Savings Plan to the Kenvue Retirement Savings Plan. If an Active Member transfers directly from employment covered by the Johnson & Johnson Retirement Savings Plan to a position covered by the Kenvue Retirement Savings Plan after December 31, 2022 and before Kenvue ceases to be part of Johnson & Johnson, the Member's balance in the Johnson & Johnson Retirement Savings Plan will be transferred directly to the Kenvue Retirement Savings Plan. The final plan-to-plan transfer will occur after Kenvue ceases to be part of Johnson & Johnson.

The Plan has assessed subsequent events through the date that the financial statements were available to be issued and has determined that no other items require disclosure.

Johnson & Johnson Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$511,138,919
*Participant loans	Interest rates ranging from 3.25% to 4.25%. Maturing in 2024	**	$4,713

    *    Represents party-in-interest transactions
    **    Not applicable